Exhibit (h)(5)
CO-ADMINISTRATION AGREEMENT
     CO-ADMINISTRATION AGREEMENT (the “Agreement”) made this 1st day of October, 2006 (the “Effective Date”), between First Focus Funds, Inc. (the “Company”), a registered open-end management investment company organized as a Nebraska corporation having its principal place of business at 1620 Dodge Street, Omaha, NE 68197, and First National Bank of Omaha (“Adviser”), a national bank organized under the laws of the United States having an office at 1620 Dodge Street, Omaha, NE 68197.
     WHEREAS, the Company desires that Adviser perform certain administration services for the Company and each investment portfolio of the Company, as now in existence or as hereafter may be established from time to time (individually referred to herein as the “Fund” and collectively as the “Funds”);
     WHEREAS, Adviser is willing to perform such services on the terms and conditions set forth in this Agreement; and
     WHEREAS, Adviser and the Company wish to enter into this Agreement in order to set forth the terms under which Adviser will perform the administration services set forth herein for the Company.
     NOW, THEREFORE, in consideration of the covenants hereinafter contained, the Company and Adviser hereby agree as follows:
1.	Retention of Adviser
     The Company hereby retains Adviser to act as the co-administrator of the Company and to furnish the Company and Funds with the management and administrative services as set forth in Section 2 below. Adviser hereby accepts such appointment to perform the duties set forth below.
     Adviser shall, for all purposes herein, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Company in any way and shall not be deemed an agent of the Company.
     The Company and BISYS Fund Services Ohio, Inc. (“BISYS”) have entered into a Co-Administration Agreement (the “BISYS Co-Administration Agreement”) dated as of the date of this Agreement. BISYS provides certain administration services for the Company pursuant to the BISYS Co-Administration Agreement. The Company agrees that in no event will Adviser be responsible for the performance of any services that are the responsibility of BISYS as set forth in the BISYS Co-Administration Agreement. Adviser and the Company agree that as of the Effective Date, the Sub-Administration Agreement between BISYS and the Adviser dated as of October 1, 2003 shall be terminated and of no further force or effect.

2.	Administration Services
     Adviser shall perform or supervise the performance by others in a timely manner of the following administrative services in connection with the operations of the Company and Funds:
(i)	assist BISYS in the supervision of all aspects of the operations of the Funds except those performed by the distributor for the Funds under its Distribution Agreement, the transfer agent for the Funds under its Transfer Agency Agreement, the fund accountant under its Fund Accounting Agreement, and the investment adviser for the Funds under its Investment Advisory Agreement;

(ii)	serve as on-site liaison between the Company and the other service providers;

(iii)	furnish statistical and research data;

(iv)	assist BISYS in the preparation of compliance filings pursuant to state securities laws with the advice of the Company’s counsel and coordinate with the transfer agent to monitor the sale of shares of beneficial interest in the Company (the “Shares”);

(v)	assist BISYS to the extent requested by BISYS in the preparation, mailing, and filing of the Funds’ Annual and Semi-Annual Reports to shareholders of record of the Funds (“Shareholders”) and Registration Statement;

(vi)	assist BISYS in the preparation of Proxy Statements and related documents with the advice of Company counsel and coordinate the distribution of such documents; and

(vii)	provide support for meetings of the Board of Directors of the Company (the “Board”), including the preparation of documents related thereto.
     Adviser shall perform such other administration services for the Company that are mutually agreed upon by the parties from time to time. Such services may include performing internal audit examinations; mailing the annual reports of the Funds; preparing an annual list of Shareholders; and mailing notices of Shareholders’ meetings, proxies and proxy statements, for all of which the Company will pay such fees as may be mutually agreed upon, including Adviser’s out-of-pocket expenses.

3.	Allocation of Charges and Expenses
(a)	Adviser. Adviser shall furnish at its own expense the executive, supervisory and clerical personnel necessary to perform its obligations under this Agreement. Adviser shall also provide the items which it is obligated to provide under this Agreement, and shall pay all compensation, if any, of officers of the Company and Directors of the Company who are affiliated persons of Adviser or any affiliated corporation of Adviser; provided, however, that unless otherwise specifically provided, Adviser shall not be obligated to pay the compensation of any employee of the Company retained by the Board to perform services on behalf of the Company.

(b)	The Company. The Company assumes and shall pay or cause to be paid all other expenses of the Company not otherwise allocated herein, including, without limitation, organization costs, taxes, expenses for legal and auditing services, the expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, proxy solicitation material and notices to existing Shareholders, all expenses incurred in connection with issuing and redeeming Shares, the costs of custodial services, the cost of initial and ongoing registration of the Shares under Federal and state securities laws, fees and out-of-pocket expenses of Directors who are not affiliated persons of Adviser or any affiliated corporation of Adviser (fees for other “interested Directors” may be paid by parties other than the Company), insurance, interest, brokerage costs, litigation and other extraordinary or nonrecurring expenses, and all fees and charges of investment advisers.
4.	Compensation
(a)	The Company shall pay Adviser compensation for the services to be provided by Adviser under this Agreement in accordance with, and in the manner set forth in Schedule A attached hereto.

(b)	If this Agreement becomes effective subsequent to the first day of a month or terminates before the last day of a month, Adviser’s compensation for that part of the month in which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above. Payment of Adviser’s compensation for the preceding month shall be made promptly.

(c)	Survival of Compensation Rights. All rights of compensation under this Agreement for services performed as of the termination date shall survive the termination of this Agreement

5.	Reimbursement of Expenses and Miscellaneous Service Fees
(a)	In addition to paying Adviser the fees provided in Section 4 and Schedule A, the Company agrees to reimburse Adviser for its reasonable out-of-pocket expenses in providing services hereunder, including without limitation the following:
(i)	All freight and other delivery and bonding charges incurred by Adviser in delivering materials to and from the Company;

(ii)	All direct telephone, telephone transmission and telecopy or other electronic transmission expenses incurred by Adviser in communication with the Company, the Company’s investment adviser or custodian, dealers or others as required for Adviser to perform the services to be provided hereunder;

(iii)	The cost of microfilm or microfiche of records or other materials;

(iv)	Any expenses Adviser shall incur at the written direction of an officer of the Company (other than an employee of Adviser) thereunto duly authorized; and

(v)	Any additional expenses reasonably incurred by Adviser in the performance of its duties and obligations under this Agreement.
(b)	In addition, Adviser shall be entitled to receive the following amounts:
(i)	Systems development fees billed at a mutually agreed hourly rate, as approved by the Company; and

(ii)	Ad hoc reporting fees billed at an agreed upon rate.
6.	Standard of Care; Uncontrollable Events; Limitation of Liability
     Adviser shall use reasonable professional diligence to ensure the accuracy of all services performed under this Agreement, but shall not be liable to the Company for any action taken or omitted by Adviser in the absence of bad faith, willful misfeasance, negligence or reckless disregard by it of its obligations and duties. The duties of Adviser shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against Adviser hereunder.
     Adviser shall maintain adequate and reliable computer and other equipment necessary or appropriate to carry out its obligations under this Agreement. Upon the Company’s reasonable request (or at regular intervals, as mutually agreed), Adviser shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the services provided hereunder. Notwithstanding the foregoing or any other provision of this Agreement, Adviser assumes no responsibility hereunder, and shall not be liable for, any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control. Events beyond Adviser’s reasonable control include, without limitation, force majeure events. Force majeure events include natural disasters, actions or decrees of governmental bodies, and communication lines failures that are not the fault of either party. In the event of force majeure, computer or other equipment failures or other events beyond its reasonable control, Adviser shall follow applicable procedures in its disaster recovery and business continuity plan and use all commercially reasonable efforts to minimize any service interruption.
     NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL ADVISER, ITS AFFILIATES OR ANY OF ITS OR THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR SUBCONTRACTORS BE LIABLE FOR EXEMPLARY, PUNITIVE, SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR LOST PROFITS, EACH OF WHICH IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR WHETHER EITHER PARTY OR ANY ENTITY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.
7.	Activities of Adviser
     The services of Adviser rendered to the Company are not to be deemed to be exclusive. Adviser is free to render such services to others and to have other businesses and interests. It is understood that Directors, officers, employees and Shareholders of the Company are or may be or become interested in Adviser, as officers, employees or otherwise and that partners, officers and employees of Adviser and its counsel are or may be or become similarly interested in the Company, and that Adviser may be or become interested in the Company as a Shareholder or otherwise.
8.	Duration of this Agreement
     This Agreement shall continue in effect from the Effective Date through September 30, 2007 (the “Initial Term”). Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one year periods (“Rollover Periods”). This Agreement may be terminated only (i) by provision of a notice of non-renewal in the manner set forth below, (ii) for “cause,” as defined below, upon the provision of at least thirty (30) days advance written notice by the party alleging cause, or (iii) at any time for any reason by either party upon the provision of at least sixty (60) days advance written notice. Written notice of non-renewal must be provided at least sixty (60) days prior to the end of the Initial Term or any Rollover Period, as the case may be.
     For purposes of this Agreement, “cause” shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors. Adviser shall not terminate this Agreement pursuant to clause (a) above based solely upon the Company’s failure to pay an amount to Adviser which is the subject of a good faith dispute, if (i) the Company is attempting in good faith to resolve such dispute with as much expediency as may be possible under the circumstances, and (ii) the Company continues to perform its obligations hereunder in all other material respects (including paying all fees and expenses not subject to reasonable dispute hereunder).
     Notwithstanding the foregoing, following any such termination, in the event that Adviser in fact continues to perform any one or more of the services contemplated by this Agreement with the consent of the Company, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Fees and out-of-pocket expenses incurred by Adviser but unpaid by the Company upon such termination shall be immediately due and payable upon and notwithstanding such termination. Adviser shall be entitled to collect from the Company, in addition to the fees and disbursements provided by Sections 4 and 5 hereof, the amount of all of Adviser’s cash disbursements in connection with Adviser’s activities in effecting such termination, including without limitation, the delivery to the Company and/or its distributor or investment adviser and/or other parties of the Company’s property, records, instruments and documents.
9.	Assignment
     This Agreement shall not be assignable by either party without the written consent of the other party; provided, however, that Adviser may, at its expense and with the advance approval of the Board, subcontract with any entity or person concerning the provision of administration services contemplated hereunder (a “Sub-Administrator”). Adviser shall not, however, be relieved of any of its obligations under this Agreement by the appointment of any Sub-Administrator or other subcontractor and Adviser shall be responsible, to the extent provided in Section 10 hereof, for all acts of any Sub-Administrator as if such acts were its own. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.
10.	Indemnification
     The Company agrees to indemnify and hold harmless Adviser, its employees, agents, directors, officers and nominees from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, counsel fees and other expenses (including reasonable investigation expenses) of every nature and character (collectively, “Losses”) arising out of or in any way relating to Adviser’s actions taken or omissions with respect to the performance of services under this Agreement or based, if applicable, upon reasonable reliance on information, records, instructions or requests given or made to Adviser by the Company, the investment adviser, fund accountant, transfer agent or custodian thereof; provided that this indemnification shall not apply to actions or omissions of Adviser in cases of its own bad faith, willful misfeasance, negligence or reckless disregard by it of its obligations and duties.
     Adviser shall indemnify, defend, and hold the Company harmless from and against any and all Losses resulting directly and proximately from Adviser’s willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder.
     The indemnification rights hereunder shall include the right to reasonable advances of defense expenses in the event of any pending or threatened litigation with respect to which indemnification hereunder may ultimately be merited, provided that any such advanced expenses shall be reimbursed by the indemnified party if an ultimate determination is made that indemnification is not merited under the circumstances. If in any case a party may be asked to indemnify or hold the other party harmless, the indemnifying party shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnified party will use all reasonable care to notify the indemnifying party promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the indemnifying party, but failure to do so in good faith shall not affect the rights hereunder except to the extent the indemnifying party is materially prejudiced thereby. As to any matter eligible for indemnification, an indemnified party shall act reasonably and in accordance with good faith business judgment and shall not effect any settlement or confess judgment without the consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.
     The indemnifying party shall be entitled to participate at its own expense or, if it so elects, to assume the defense of any suit brought to enforce any claims subject to this indemnity provision. If the indemnifying party elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party, whose approval shall not be unreasonably withheld. In the event that the indemnifying party elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it. If the indemnifying party does not elect to assume the defense of suit, it will reimburse the indemnified party for the reasonable fees and expenses of any counsel retained by the indemnified party. The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement.
11.	Certain Records
     Adviser shall maintain customary records in connection with its duties as specified in this Agreement. Any records required to be maintained and preserved pursuant to Rules 31a-1 and 31a-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) which are prepared or maintained by Adviser on behalf of the Company shall be prepared and maintained at the expense of Adviser, but shall be the property of the Company and will be surrendered promptly to the Company on request, and made available for inspection by the Company or by the Securities and Exchange Commission (the “Commission”) at reasonable times.
     Adviser may at its option at any time, and shall promptly upon the Company’s demand, turn over to the Company and cease to retain Adviser’s files, records and documents created and maintained by Adviser pursuant to this Agreement which are no longer needed by Adviser in the performance of its services or for its legal protection. If not so turned over to the Company, such documents and records shall be retained by Adviser for six years from the year of creation, in which case Adviser shall provide a list of what is retained. At the end of such six-year period, such records and documents shall be turned over to the Company unless the Company authorizes in writing the destruction of such records and documents.
     In case of any request or demand for the inspection of such records by another party, Adviser shall notify the Company and follow the Company’s instructions as to permitting or refusing such inspection; provided that Adviser may exhibit such records in any case where (i) disclosure is required by law, (ii) Adviser is advised by counsel that it may incur liability for failure to make a disclosure, (iii) Adviser is requested to divulge such information by duly-constituted authorities or court process, or (iv) Adviser is requested to make a disclosure by the Company. Adviser shall provide the Company with reasonable advance notice of disclosure pursuant to items (i) – (iii) of the previous sentence, to the extent reasonably practicable.
12.	Insurance
     Adviser shall maintain a fidelity bond covering larceny and embezzlement and an insurance policy with respect to directors and officers errors and omissions coverage in amounts that are appropriate in light of its duties and responsibilities hereunder. Upon the request of the Company, Adviser shall provide evidence that coverage is in place. Adviser shall promptly notify the Company should its insurance coverage with respect to professional liability or errors and omissions coverage be canceled. Such notification shall include the date of cancellation and the reasons therefore. Adviser shall promptly notify the Company of any material claims against it with respect to services performed under this Agreement, whether or not they may be covered by insurance, and shall notify the Company should the total outstanding claims made by Adviser under its insurance coverage materially impair, or threaten to materially impair, the adequacy of its coverage.
13.	Legal Advice; Reliance on Prospectus and Instructions
     Adviser may apply to the Company at any time for instructions and may consult with counsel for the Company and with accountants and other experts with respect to any matter arising in connection with Adviser’s duties, and Adviser shall not be liable nor accountable for any action taken or omitted by it in good faith in accordance with such instruction or with the opinion of such counsel, accountants or other experts. Adviser shall notify the Company at any time Adviser believes that it is in need of the advice of counsel (other than counsel in the regular employ of Adviser or any affiliated companies) with regard to Adviser’s responsibilities and duties pursuant to this Agreement. After so notifying the Company, Adviser, at its discretion, shall be entitled to seek, receive and act upon advice of legal counsel of its choosing, such advice to be at the expense of the Company unless relating to a matter involving Adviser’s willful misfeasance, bad faith, negligence or reckless disregard of Adviser’s responsibilities and duties.
     As to the services to be provided hereunder, Adviser may rely conclusively upon the terms of the Prospectuses and Statement of Additional Information of the Company relating to the relevant Funds to the extent that such services are described therein, as well as the minutes of Board meetings (if applicable) and other records of the Company unless Adviser receives written instructions to the contrary in a timely manner from the Company.
     Also, Adviser shall be protected in acting upon any document which it reasonably believes to be genuine and to have been signed or presented by the proper person or persons. Adviser will not be held to have notice of any change of authority of any officers, employees or agents of the Company until receipt of written notice thereof from the Company.
14.	Notice
     Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to the Company, to First Focus Funds, Inc. at 1620 Dodge Street, Omaha, NE 68197; Attn: President; and if to Adviser, at First National Bank of Omaha, Wealth Management Group; 1620 Dodge Street, Omaha, NE 68197 Attention: President, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.
15.	Governing Law and Matters Relating to the Company as a Nebraska corporation
     This Agreement shall be construed in accordance with the laws of the State of Ohio and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control. It is expressly agreed that the obligations of the Company hereunder shall not be binding upon any of the Directors, shareholders, nominees, officers, agents or employees of the Company personally, but shall bind only the Company property. The execution and delivery of this Agreement have been authorized by the Directors, and this Agreement has been signed and delivered by an authorized officer of the Company, acting as such.
16.	Representations and Warranties
     The Company represents and warrants to Adviser that this Agreement has been duly authorized by the Company and, when executed and delivered by the Company, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

     Adviser represents and warrants that: (a) the various procedures and systems which Adviser has implemented with regard to safekeeping from loss or damage attributable to fire, theft or any other cause of the blank checks, records, and other data of the Company and Adviser’s records, data, equipment, facilities and other property used in the performance of its obligations hereunder are adequate and that it will make such changes therein from time to time as are reasonably required for the secure performance of its obligations hereunder; and (b) this Agreement has been duly authorized by Adviser and, when executed and delivered by Adviser, will constitute a legal, valid and binding obligation of Adviser, enforceable against Adviser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the right and remedies of creditors and secured parties.
     EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, ALL REPRESENTATIONS AND WARRANTIES, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES REGARDING QUALITY, SUITABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE (IRRESPECTIVE OF ANY COURSE OF DEALING, CUSTOM OR USAGE OF TRADE) CONCERNING THE SERVICES OR ANY GOODS PROVIDED INCIDENTAL TO THE SERVICES PROVIDED UNDER THIS AGREEMENT BY Adviser ARE COMPLETELY DISCLAIMED.
17.	Privacy
     Nonpublic personal financial information relating to consumers or customers of the Company provided by, or at the direction of the Company to Adviser, or collected or retained by Adviser in the course of performing its duties shall be considered confidential information. Adviser shall not give, sell or in any way transfer such confidential information to any person or entity, other than affiliates of Adviser except at the direction of the Company or as required or permitted by law. Adviser represents, warrants and agrees that it has in place and will maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information relating to consumers or customers of the Company. The Company represents to Adviser that it has adopted a Statement of its privacy policies and practices as required by the Commission’s Regulation S-P and agrees to provide Adviser with a copy of that statement annually.
18.	Miscellaneous
(a)	Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b)	This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supercedes all prior negotiations, understandings and agreements bearing upon the subject matter covered herein.

(c)	This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(d)	No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto. The parties hereto may amend such procedures as may be set forth herein by written agreement as may be appropriate or practical under the circumstances, and Adviser may conclusively assume that any special procedure which has been approved by an executive officer of the Company (other than an officer or employee of Adviser) does not conflict with or violate any requirements of the Company’s Articles of Incorporation, By-Laws or then-current prospectuses, or any rule, regulation or requirement of any regulatory body.

(e)	The terms “interested person” and “affiliated person,” when used in this Agreement, shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Commission.
*       *       *       *       *

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

FIRST FOCUS FUNDS, INC.		FIRST NATIONAL BANK OF OMAHA

By:	/s/ Julie L. Den Herder	By:	/s/ Jon P. Doyle

Name:	Julie L. Den Herder	Name:	Jon P. Doyle

Title:	President	Title:	Vice President

SCHEDULE A
TO THE CO-ADMINISTRATION AGREEMENT
BETWEEN
FIRST FOCUS FUNDS, INC
AND FIRST NATIONAL BANK OF OMAHA
FEES
     In consideration of the services rendered and the expenses incurred by Adviser pursuant to this Agreement, Adviser shall be paid from each Fund on the first business day of each month, or at such other time(s) as the parties hereto shall agree, fees computed at the annual rate set forth below, based on average daily net assets:
7 basis points (0.07%)